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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

INAMED CORPORATION
(Name of Subject Company)

INAMED CORPORATION
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

453235103
(CUSIP Number of Class of Securities)

Nicholas L. Teti
Chairman of the Board, President and Chief Executive Officer
Inamed Corporation
5540 Ekwill Street
Santa Barbara, California 93111
(805) 683-6761
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Scott M. Stanton Morrison & Foerster LLP 12531 High Bluff Drive Suite 100 San Diego, California 92130 (858) 720-5100	Joseph A. Newcomb Executive Vice President, Secretary and General Counsel Inamed Corporation 5540 Ekwill Street Santa Barbara, California 93111 (805) 683-6761

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

        This Amendment No. 2 amends and supplements Inamed Corporation's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 5, 2005 as amended by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 6, 2005 (together with Amendment No. 1 and this Amendment No. 2, the "Statement"). The Statement relates to the tender offer by Banner Acquisition Corp., a wholly owned subsidiary of Allergan, Inc., to purchase all of the issued and outstanding shares of Inamed common stock for either (i) $84.00 per Share, in cash without interest or (ii) 0.8498 of a share of common stock of Allergan plus cash in respect of fractional shares, if any, upon the terms and subject to the conditions described in the Prospectus and the related Letter of Election and Transmittal. The Company is hereby amending only those sections of the Statement identified in this amendment and only to the extent noted in each section. All other sections of the Statement remain unchanged. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the original Statement.

Item 2: Identity and Background of Filing Person.

        Item 2 is hereby amended by the deletion of the second to last paragraph.

Item 3: Past Contacts, Transactions, Negotiations and Agreements.

        Item 3 is hereby amended by replacing the fourth paragraph with the following paragraph.

        The Board was aware of any such agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in "Item 4: The Solicitation or Recommendation—Considerations and Reasons for Recommendation."

Item 4: The Solicitation or Recommendation.

        The introductory paragraph to Item 4 is hereby amended by replacing the paragraph with the following new paragraph.

        The Company and Allergan have negotiated the terms and conditions of a draft Agreement and Plan of Merger by and among Allergan, Purchaser and the Company (the "Allergan Merger Agreement"), but the agreement has not been approved or executed by Inamed as of the date of this Statement. Allergan has delivered to the Company the Allergan Merger Agreement, executed by Allergan and Purchaser, and under cover of a binding irrevocable offer letter. Pursuant to the irrevocable offer letter, Allergan is obligated to enter into the Allergan Merger Agreement upon Inamed's acceptance of Allergan's offer. The irrevocable offer is conditioned upon Allergan being satisfied (i) with the results of its limited due diligence investigation of Juvederm®, and (ii) that there are no material facts or circumstances contained in the Inamed schedules to the Allergan Merger Agreement that have not been previously disclosed. The irrevocable offer letter expires no later than December 31, 2005, provided that the failure of Inamed to take certain actions could cause the irrevocable offer letter to expire earlier. The irrevocable offer letter is filed as Exhibit (a)(5)(E) to this Statement and incorporated herein by this reference. On December 12, 2005, Allergan filed amendments to the Schedule TO and the Registration Statement (including the Prospectus) describing the terms and conditions of the Allergan Merger Agreement and the irrevocable offer. The terms and conditions of the Allergan Merger Agreement reflect certain material differences from the Offer and constitute a revised offer (the "Revised Offer") that Allergan has committed to make if the Allergan Merger Agreement is executed by the Company.

(a) Solicitation and Recommendation.

  Recommendation of the Board.

        "Item 4: The Solicitation or Recommendation—Solicitation and Recommendation—Recommendation of the Board" is hereby amended and replaced by the following new paragraph.

        On December 12, 2005, Allergan filed amendments to the Schedule TO and the Registration Statement (including the Prospectus) describing the terms and conditions of the Allergan Merger Agreement and the Revised Offer. On December 13, 2005, the Medicis Merger Agreement was terminated in its entirety pursuant to the terms and conditions of a merger termination agreement that was executed by Inamed, Medicis and Masterpiece on December 13, 2005 (the "Termination Agreement"). The Termination Agreement is filed as Exhibit (a)(5)(F) and is incorporated herein by this reference. At a meeting held on December 13, 2005, following the termination of the Medicis Merger Agreement, the Board, by unanimous vote of all the directors, determined that the terms of the Revised Offer and the Allergan Merger Agreement are advisable, fair to and in the best interests of the Company and its stockholders, approved the Revised Offer and recommended that the Company's stockholders accept the Revised Offer and tender their shares pursuant to the Revised Offer upon the Company's execution of the Allergan Merger Agreement and Allergan's revision of the Offer to reflect the Revised Offer.

  Background.

        The last paragraph of "Item 4: The Solicitation or Recommendation—Solicitation and Recommendation—Background" is hereby amended and supplemented by the addition of the following new paragraphs.

        Following the publication of Amendment No. 1 to this Statement on December 6, 2005, Inamed provided Medicis a supplemental notice of the Company's Board's determination that the Revised Offer constituted or was reasonably likely to result in a Company Superior Proposal and reaffirmed that the Company's Board would have the right to recommend the Revised Offer. On December 12, 2005, Allergan filed amendments to the Schedule TO and the Registration Statement (including the Prospectus) describing the terms and conditions of the Revised Offer and stating that, if the Company and Allergan enter into the Allergan Merger Agreement, Allergan will promptly amend the terms and conditions of the Offer to conform to those in the Allergan Merger Agreement, which revised terms and conditions constitute the Revised Offer.

        From December 8, 2005 through December 12, 2005, the Company and Medicis negotiated the terms of the Termination Agreement. On December 12, 2005, the Board met with its legal and financial advisors to consider the Termination Agreement. Following discussion, the Board approved the Termination Agreement. On December 13, 2005, the Company, Medicis and Masterpiece entered into the Termination Agreement, which provides that the Medicis Merger Agreement terminated effective immediately upon the parties' execution of the Termination Agreement and Medicis' receipt from the Company of a $90,000,000 termination fee and an additional $481,985 in expense reimbursement fees (collectively, the "Termination Fees"). The Termination Agreement also provides for a mutual release of claims in connection with the termination of the Medicis Merger Agreement. The Company paid the Termination Fees in full on December 13, 2005, and, as a result, the Medicis Merger Agreement was terminated in its entirety at that time.

        On December 13, 2005, the Company issued a press release announcing that the Company, Medicis and Masterpiece had mutually terminated the Medicis Merger Agreement. In connection with the termination of the Medicis Merger Agreement, the Company cancelled its special meeting of stockholders scheduled for December 19, 2005 to, among other things, consider the adoption of the Medicis Merger Agreement. A copy of the press release is attached hereto as Exhibit (a)(2)(C).

        Following termination of the Medicis Merger Agreement, the Company took steps necessary to ensure the continued effectiveness of the irrevocable offer letter.

        On December 13, 2005, the Board held a telephonic meeting with its legal and financial advisors to reconsider its neutral position towards the Revised Offer in light of the termination of the Medicis Merger Agreement. Following discussion, the Board determined that the Revised Offer and the Allergan Merger Agreement are advisable, fair to and in the best interests of the Company's stockholders and resolved to recommend that the Company's stockholders tender their shares to Allergan pursuant to the Revised Offer upon the Company's execution of the Allergan Merger Agreement and Allergan's revision of the Offer to reflect the Revised Offer. The Board also instructed management to take appropriate measures to meet the conditions specified in the irrevocable offer letter so as to ensure the continued effectiveness of the irrevocable offer letter.

(b) Considerations and Neutral Position.

        "Item 4: The Solicitation or Recommendation—Considerations and Neutral Position" is hereby re-titled "Item 4: The Solicitation or Recommendation—Reasons for the Recommendation" and is hereby amended and the paragraphs up through, but not including the subsection "Opinion of the Financial Advisor to the Company," are replaced by the following new paragraphs.

(b) Reasons for the Recommendation.

        In reaching its determination (1) to recommend that the Company's stockholders tender their shares to Allergan pursuant to the Revised Offer following execution of the Allergan Merger Agreement and Allergan's revision of the Offer to reflect the Revised Offer and (2) that the Revised Offer and Allergan Merger Agreement are advisable, fair to and in the best interests of the Inamed stockholders, the Board considered a number of factors, including:

        Consideration to be Received in the Revised Offer.    The Board considered the following factors related to the consideration to be received by the Company's stockholders pursuant to the Revised Offer:

  •
  the fact that the value of the Offer Price, based on the Cash Consideration and, with respect to the Parent Stock Consideration, the then-current market price for Allergan common stock, provides an opportunity for Inamed stockholders to receive a premium over the trading value of Inamed common stock on November 14, 2005, the last trading day before the public announcement of the Offer, and also over the average trading value of Inamed common stock in recent periods preceding that date;

  •
  the fact that Inamed stockholders may elect (subject to prorating) to receive a portion of the Offer Price in stock, which provides them with an opportunity to participate in the potential growth of the combined company following the consummation of the Revised Offer as stockholders of Allergan;

  •
  the fact that Inamed stockholders may elect (subject to prorating) to receive a portion of the Revised Offer Price in cash, which provides them with a measure of certainty of value despite stock market or industry volatility compared to a transaction in which they would receive all stock or other non-cash consideration;

  •
  the opinion of JPMorgan dated as of December 6, 2005 that, as of December 6, 2005, and based upon and subject to the considerations described in the opinion and based on such other matters as JPMorgan considered relevant, the consideration to be received by the Inamed stockholders pursuant to the Revised Offer and the proposed Allergan Merger was fair from a financial point of view to the Inamed stockholders. The full text of JP Morgan's opinion, setting forth the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by JPMorgan is attached as Annex A to this Statement and is incorporated by reference herein. Company stockholders are encouraged to read the JPMorgan opinion in its entirety;

  •
  the fact that Allergan has a much larger public float than Inamed, which could provide greater liquidity for Inamed stockholders and could result in a less volatile stock price, and that Allergan's credit is investment grade; and

  •
  the fact the Revised Offer provides for a prompt tender offer to be followed as soon as practicable by the Allergan Merger for the same per share consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction at the earliest possible time.

        Greater Product Portfolio and Diversification of Revenues.    The Board considered that the combination of Allergan's and Inamed's revenue generating products would help create a more diversified product portfolio and revenue base, and enhance the combined company's position with the potential benefits of increased size, product base, product pipeline, sales forces and employees. The Board concluded that the combination of Allergan and Inamed would strengthen the combined company's product base by, for example, combining the two companies' respective facial aesthetics product lines and diversifying Inamed away from breast implant products and the risks associated with dependence upon these products for a majority of Inamed's revenues.

        Operating Efficiencies and Synergies.    The Board reviewed the potential strategic and other benefits of the proposed Allergan Merger, including the complementary nature of the businesses of Allergan and Inamed and the opportunity for potential economies of scale, cost savings and other synergies. The Board noted in particular the synergies that the combination would produce with respect to the combined sales forces of Allergan and Inamed in the facial aesthetics markets.

        Positioned for Long-Term Growth.    The Board considered that the proposed Allergan Merger could improve Inamed's prospects for long-term growth by creating a larger company with increased revenue and improved future earnings by, for example:

  •
  Maximizing Product Development Potential. The Board considered that Allergan's substantially greater resources and revenues will help maximize the potential and advance the development of Inamed's pipeline of products.

  •
  Enhancing Research and Development. The Board considered that the combined company will have greater technical expertise and financial resources to devote to research and development, consistent with each party's focus on building stockholder value by pursuing technological leadership through continuous innovation.

  •
  Increased Product Sales Opportunities. The Board considered that the combined company will form a global, more diversified company that will be able to take advantage of a larger sales force and previously unavailable cross-selling opportunities among the expanded customer base.

  •
  Information Regarding the Businesses of the Companies. The Board considered historical and current information about Allergan's and Inamed's businesses, prospects, financial performance and condition, operations, management and competitive position, management's knowledge of the industry and conditions in the industry in general, all of which led the Board to believe that a combined entity with its greater financial resources may have greater potential and advantages than Inamed would have as a stand-alone entity.

  •
  Information Regarding Comparable Transactions. The Board reviewed and considered summary information provided by JPMorgan regarding comparable merger transactions and the trading performance of stock in comparable companies in the industry.

        Terms of the Proposed Allergan Merger Agreement.    The Board, with the assistance of counsel, considered the general terms of the proposed Allergan Merger Agreement, including:

  •
  No Solicitation; Termination Fee. The Board considered the provisions of the proposed Allergan Merger Agreement that limit the ability of Inamed to solicit other acquisition offers and require Inamed to pay a termination fee to Allergan under specified circumstances, including the right of the Board to respond to, evaluate and negotiate certain other business combination proposals. The Board believed that these provisions were reasonable under the circumstances and would not preclude Inamed from considering bona fide alternative proposals.

  •
  Conditions to Consummation. The Board reviewed the conditions to consummation of the Revised Offer, in particular the likelihood of obtaining the necessary regulatory approvals and stockholder approvals, and the likelihood that the Revised Offer would be consummated.

  •
  Tax Treatment. The Board also considered the expected qualification of the Revised Offer and the proposed Allergan Merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code resulting in the common stock portion of the Offer Price being received by Inamed stockholders without having to recognize gain at the time for federal income tax purposes.

  •
  Financing. The Board noted that Allergan stated in its Prospectus that it had sufficient financing necessary to pay the cash portion of the Offer Price.

  •
  Arm's-Length Negotiation. The Board considered that the Revised Offer and the terms of the proposed Allergan Merger Agreement were the product of arm's-length negotiations between Inamed and its advisors, on the one hand, and Allergan and its advisors, on the other, which the Board believed would help ensure that the transaction is fair to the Inamed stockholders.

Upon its reconsideration of the Revised Offer in its meeting on December 13, 2005, the Board also considered the following two factors:

  •
  Medicis Merger Agreement. The Board considered that the Company had notified Medicis of the receipt of the Allergan Offer and the Board's determination that the Allergan Offer constituted a Company Superior Proposal, and that Medicis had not made any proposal to amend or revise the Medicis Merger Agreement. The Board also considered that on December 13, 2005, prior to its meeting, Inamed, Medicis and Masterpiece had entered into the Termination Agreement, which provides that the Medicis Merger Agreement terminated effective immediately upon the parties' execution of the Termination Agreement and Medicis' receipt from the Company of the Termination Fees, and that Inamed had paid in full the Termination Fees on December 13, 2005. As a result of the termination of the Medicis Merger Agreement, the Inamed Board was no longer subject to contractual restrictions preventing the Company from entering into the Allergan Merger Agreement.

  •
  Filing of Amendment to Schedule TO. The Board considered that fact that on December 12, 2005, Allergan filed amendments to the Schedule TO and Registration Statement (including the Prospectus) describing the terms and conditions of the Revised Offer and stating that, if the Company and Allergan enter into the Allergan Merger Agreement, Allergan will promptly amend the terms and conditions of the Offer to conform to those in the Allergan Merger Agreement, which revised terms and conditions constitute the Revised Offer.

The Board also considered potentially negative factors in its deliberations regarding the Revised Offer, including:

  •
  Conditions to Revised Offer. The Board considered there is the possibility that the Revised Offer would not be consummated or would be significantly delayed because of the failure to satisfy any of the conditions to the Revised Offer. The failure to consummate the Revised Offer would likely have an adverse impact on Inamed's stock price.

  •
  Conflicts of Interest. The Board considered the fact that certain officers and directors of the Company have interests in the Revised Offer and in the proposed Allergan Merger that may conflict with the interests of the Company and its stockholders. These conflicts of interest are described elsewhere in this Statement. See Item 3: Past Contacts, Transactions, Negotiations and Agreements.

  •
  Regulatory Risks. The Board considered the risk that in order to obtain approvals from the various antitrust regulatory authorities, Inamed and/or Allergan may have to agree to divest or license certain assets, including the possibility that Allergan may be required to divest more than the Reloxin Assets.

  •
  Potential Additional Delay. The Board considered that the potential adoption of the Allergan Merger Agreement could result in a potential delay of the closing of a transaction that would result in receipt of consideration by Inamed's stockholders, in particular given the potential antitrust issues that may arise in connection with the Allergan Merger.

        The Board concluded, however, that these potentially negative factors could be managed or mitigated by Inamed or were unlikely to have a material impact on the Revised Offer or Inamed, and that, overall, the potentially negative factors associated with the Revised Offer were outweighed by the potential benefits of the Revised Offer.

        The Board reserves the right to revise the recommendation in the event of changed circumstances, if any. Any such change in the recommendation of the Board will be communicated to stockholders as promptly as practicable in the event such determination is reached.

        The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Revised Offer, the Allergan Merger and the proposed Allergan Merger Agreement, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors. After weighing all of these considerations, the Board, by unanimous vote of all the directors, determined that the terms and conditions of the Allergan Merger Agreement and the Revised Offer are fair to, advisable and in the best interests of the Company and its stockholders.

Item 7: Purposes of the Transaction and Plans and Proposals.

        "Item 7: Purposes of the Transaction and Plans and Proposals" is hereby amended and replaced by the following new paragraph.

        On December 13, 2005, Inamed, Medicis and Masterpiece entered into the Termination Agreement, which provides that the Medicis Merger Agreement terminated effective immediately upon the parties' execution of the Termination Agreement and Medicis' receipt from Inamed of the Termination Fees. Inamed paid the Termination Fees in full on December 13, 2005. The Termination Agreement also provides for a mutual release of claims in connection with the termination of the Medicis Merger Agreement. On December 13, 2005, the Company announced that the Company, Medicis and Masterpiece had mutually terminated the Medicis Merger Agreement. In connection with the termination of the Medicis Merger Agreement, Inamed cancelled its special meeting of stockholders scheduled for December 19, 2005 to, among other things, adopt the Medicis Merger Agreement.

Item 9: Exhibits.

Exhibit No.	Description
(a)(1)(A)	Form of Letter of Election and Transmittal (filed as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference).
(a)(1)(B)	Form of Notice of Guaranteed Delivery (filed as Exhibit (a)(1)(B) to the Schedule TO and incorporated herein by reference).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(C) to the Schedule TO and incorporated herein by reference).
(a)(1)(D)	Form of Letter to Clients (filed as Exhibit (a)(1)(D) to the Schedule TO and incorporated herein by reference).
(a)(1)(E)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed as Exhibit (a)(1)(E) to the Schedule TO and incorporated herein by reference).
(a)(2)(A)
Letter to stockholders from Nicholas L. Teti, Chairman of the Board, President and Chief Executive Officer of Inamed Corporation dated December 6, 2005 (filed as Exhibit (a)(2)(A) to Amendment No. 1 to the Schedule 14D-9 filed on December 6, 2005).
(a)(2)(B)	Press Release issued by Inamed Corporation on December 6, 2005 (filed as Exhibit (a)(2)(B) to Amendment No. 1 to the Schedule 14D-9 filed on December 6, 2005).
(a)(2)(C)	Press Release issued by Inamed Corporation on December 13, 2005 (filed as Exhibit 99.1 to the Form 8-K filed on December 13, 2005).
(a)(2)(D)	Press Release issued by Inamed Corporation on December 13, 2005 (filed herewith).
(a)(4)
Prospectus regarding the offer and sale of the Allergan Common Stock to be issued in the Offer, as amended (filed as Exhibit (a)(4)(A) to Amendment No. 1 to the Schedule TO and incorporated herein by reference).
(a)(5)(A)	Opinion of JP Morgan, dated December 6, 2005 (included as Annex A to Amendment No. 1 to the Schedule 14D-9 filed on December 6, 2005).
(a)(5)(B)	Joint Proxy Statement/Prospectus with respect to the Medicis Merger (filed with the SEC on November 16, 2005 and incorporated by reference herein).
(a)(5)(C)	Proxy Statement with respect to Inamed Corporation's 2005 Annual Meeting of Stockholders, pages 12 through 19 (filed with the SEC on November 16, 2005 and incorporated by reference herein).
(a)(5)(D)
Agreement and Plan of Merger by and among Banner Acquisition Corp., Allergan, Inc. and Inamed Corporation, executed by Banner Acquisition Corp. and Allergan, Inc. only (filed as Exhibit (a)(5)(D) to Amendment No. 1 to the Schedule 14D-9 filed on December 6, 2005)
(a)(5)(E)	Irrevocable Offer Letter dated December 6, 2005 (filed as Exhibit (a)(2)(A) to Amendment No. 1 to the Schedule 14D-9 filed on December 6, 2005).
(a)(5)(F)
Merger Termination Agreement, dated as of December 13, 2005, by and among Medicis Pharmaceutical Corporation, a Delaware corporation, Masterpiece Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent, and Inamed Corporation (filed as Exhibit 10.63 to the Form 8-K filed on December 13, 2005.

(e)(1)
Mutual Non-Disclosure Agreement, dated as of November 16, 2005, between Inamed Corporation and Parent (incorporated herein by reference to Inamed Corporation's Schedule 14D-9 filed with the SEC on December 5, 2005).
(e)(2)	Joint Proxy Statement/Prospectus with respect to the Medicis Merger, pages 105 through 110 (filed with the SEC on November 16, 2005 and incorporated by reference herein).
(e)(3)
Employment Agreement by and between Inamed Corporation and Robert Vaters, dated January 21, 2003 (incorporated herein by reference to Inamed Corporation's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2003).
(e)(4)
Amended and Restated Employment Agreement, dated as of October 18, 2004 by and between Inamed Corporation and Nicholas L. Teti (incorporated herein by reference to Inamed Corporation's Current Report on Form 8-K filed with the SEC on November 4, 2004).
(e)(5)
Employment Agreement by and between Inamed Corporation and Joseph A. Newcomb, dated August 1, 2003 (incorporated herein by reference to Inamed Corporation's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2003).
(e)(6)
Employment Agreement by and between Inamed Corporation and Hani Zeini, dated September 10, 2001 (incorporated herein by reference to Inamed Corporation's Amendment No. 1 to Annual Report on Form 10-K filed with the SEC on April 29, 2005).
(e)(7)
Change in Control Agreement by and between Inamed Corporation and Hani Zeini, dated April 18, 2002 (incorporated herein by reference to Inamed Corporation's Amendment No. 1 to Annual Report on Form 10-K filed with the SEC on April 29, 2005).
(e)(8)
Employment Agreement by and between Inamed Corporation and Vicente Trelles, effective January 21, 2003 (incorporated herein by reference to Inamed Corporation's Amendment No. 1 to Annual Report on Form 10-K filed with the SEC on April 29, 2005).
(g)	Inapplicable

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

INAMED CORPORATION

/s/ NICHOLAS L. TETI Name: Nicholas L. Teti Title: Chief Executive Officer

Date: December 13, 2005

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